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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          PAMIDA HOLDINGS CORPORATION
                           (Name of Subject Company)

                          PAMIDA HOLDINGS CORPORATION
                       (Name of Person Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  697642-10-6
                     (CUSIP Number of Class of Securities)

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                               STEVEN S. FISHMAN
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PAMIDA HOLDINGS CORPORATION
                                8800 "F" STREET
                             OMAHA, NEBRASKA 68127
                                 (402) 339-2400

                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                     behalf of the person filing statement)

                                WITH COPIES TO:
                                HOWARD J. KASLOW
                           ABRAHAMS KASLOW & CASSMAN
                        8712 WEST DODGE ROAD, SUITE 300
                             OMAHA, NEBRASKA 68114

                                      AND:
                                 LANCE C. BALK
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800

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   Pamida Holdings Corporation, a Delaware corporation (the "Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (as amended the "Schedule 14D-9"), originally filed on May 17, 1999 relating to a tender offer by ShopKo Merger Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of ShopKo Stores, Inc., a Wisconsin corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated May 17, 1999 and amended as of June 14, 1999, to purchase all of the issued and outstanding Shares at a price of $11.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   (a) The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

   (b) On June 14, 1999, Parent announced that the Offeror has extended the Offer Period. The Offer will now expire at 12:00 midnight, New York City time, on Friday, July 2, 1999, unless the Offer is further extended. The Offeror extended the Offer pursuant to Section 1.01(a)(iv) of the Merger Agreement, which permits the Offeror to extend the Offer if the waiver of an event of default that arises under the Loan Agreement upon purchase of Shares pursuant to the Offer has not been obtained. As a result of the extension, the Offeror is deemed to have irrevocably waived the condition set forth in paragraph (d) of Annex A to the Merger Agreement, insofar as such paragraph relates to representations and warranties of the Company, and the condition set forth in paragraph (e) of Annex A to the Merger Agreement. Although Parent believes that such waiver will be obtained, it is not a condition to the Offer that such waiver be obtained, and the Offeror will not have the right to further extend the Offer because of the failure to obtain such a waiver.

   A copy of the press release issued by Parent on June 14, 1999, is filed as
Exhibit 13 to the Schedule 14D-9 and incorporated by reference herein.

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                        MATERIAL TO BE FILED AS EXHIBITS

   The following Exhibit is filed herewith:

     Exhibit 1--Press Release issued by Parent on June 14, 1999.


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                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          Pamida Holdings Corporation

                                            /s/ Steven S. Fishman
                                          By: _________________________________
                                            Steven S. Fishman
                                            Chairman, President and Chief
                                            Executive Officer

Dated: June 14, 1999

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